UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-04673

WILSHIRE ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

100 Eagle Rock Avenue East Hanover, New Jersey 07936 (201) 420-2796
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains

Please place an “X” in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)               ☒
Rule 12g-4(a)(2)               ☐
Rule 12h-3(b)(1)(i)           ☒
Rule 12h-3(b)(1)(ii)          ☐
Rule 15d-6                        ☐

Approximate number of holders of record as of the certification or notice date:  164

Pursuant to the requirements of the Securities Exchange Act of 1934, Wilshire Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WILSHIRE ENTERPRISES, INC.

	By:	/s/ Sherry Wilzig Izak
		Name:	Sherry Wilzig Izak
		Title:	Chairman of the Board and Chief Executive
Officer
Date: August 12, 2011